EXHIBIT 11 - COMPUTATION OF EARNINGS PER SHARE
                     (Thousands Except Per Share Amounts)

                                      Three Months Ended   Nine Months Ended
                                         December 31          December 31
                                        1995      1994       1995      1994

Primary Earnings Per Share
Net income                             $3,494    $ 1,362   $12,218    $ 5,778
Preferred stock dividends                   1                    2          2

                                       $3,493    $ 1,362   $12,216    $ 5,776

Shares outstanding
  Weighted average common shares       12,341     12,331    12,341     12,359
  Net common shares issuable on
    exercise of stock options              75                   41          1
  Average common shares outstanding
    as adjusted                        12,416     12,331    12,382     12,360

Primary earnings per share               $.28       $.11      $.99       $.47


Fully Diluted Earnings Per Share
Net income                            $ 3,494    $ 1,362   $12,218    $ 5,778
Interest on convertible debentures,
  net of applicable income taxes                      (7)                   8
                                      $ 3,494    $ 1,355   $12,218    $ 5,786

Shares outstanding
  Average common shares as adjusted
    for primary computation            12,416     12,331    12,382     12,360
  Common shares issuable if the
    preferred stock and convertible
    debentures were converted at
    the beginning of the year               5         22         5         41
  Additional common shares issuable
    on exercise of stock options                                16          1
  Average common shares outstanding
    as adjusted                        12,421     12,353    12,403     12,402

  Fully diluted earnings per share       $.28       $.11      $.99       $.47






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